

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

Via E-mail
Andrew Rubenstein
Chief Executive Officer
Accel Entertainment, Inc.
140 Tower Drive
Burr Ridge, Illinois 60527

Re: Accel Entertainment, Inc.
Form 8-K
Exhibit No. 10.6 – Membership Interest Purchase Agreement, by and among GRE-Illinois, LLC, Great River Entertainment, LLC, Grand River Jackpot, LLC and Accel Entertainment Gaming, LLC, dated as of August 26, 2019
Filed November 26, 2019
File No. 001-38136

Dear Mr. Rubenstein:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance